UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

PILGRIM’S PRIDE CORPORATION
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

72147K 108
(CUSIP Number)

JBS USA HOLDING LUX S.À R.L.
Avenue de La Gare - 8-10
1610 Luxembourg
Grand-Duchy of Luxembourg
+ 352 285 6803

with a copy to:
Jeremiah O’Callaghan
JBS S.A.
Avenida Marginal Direita do Tietê, 500, Bloco 1, 3 andar
São Paulo, SP, Brazil 05118-100
+55 11 3144-7798
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 18, 2022
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
WESLEY MENDONÇA BATISTA

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☒

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Brazil

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
195,445,936 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
195,445,936 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
195,445,936 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
80.2% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1	NAMES OF REPORTING PERSONS
JOESLEY MENDONÇA BATISTA

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☒

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Brazil

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
195,445,936 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
195,445,936 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
195,445,936 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
80.2% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1	NAMES OF REPORTING PERSONS
J&F INVESTIMENTOS S.A.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☒

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Brazil

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
195,445,936 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
195,445,936 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
195,445,936 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
80.2% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

1	NAMES OF REPORTING PERSONS
JBS S.A.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☒

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Brazil

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
195,445,936 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
195,445,936 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
195,445,936 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
80.2% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

1	NAMES OF REPORTING PERSONS
JBS INVESTMENTS LUXEMBOURG SA

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
195,445,936 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
195,445,936 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
195,445,936 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
80.2% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

1	NAMES OF REPORTING PERSONS
JBS GLOBAL LUXEMBOURG S.À R.L.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
195,445,936 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
195,445,936 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
195,445,936 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
80.2% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

1	NAMES OF REPORTING PERSONS
JBS HOLDING LUXEMBOURG S.À R.L.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
195,445,936 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
195,445,936 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
195,445,936 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
80.2% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

1	NAMES OF REPORTING PERSONS
JBS GLOBAL MEAT HOLDINGS PTY. LTD.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
195,445,936 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
195,445,936 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
195,445,936 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
80.2% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

1	NAMES OF REPORTING PERSONS
JBS USA HOLDING LUX S.À R.L.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
195,445,936 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
195,445,936 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
195,445,936 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
80.2% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

1	NAMES OF REPORTING PERSONS
JBS USA LUX S.A.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
195,445,936 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
195,445,936 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
195,445,936 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
80.2% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

1	NAMES OF REPORTING PERSONS
JBS PETRUSSE FINANCE S.À R.L.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
195,445,936 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
195,445,936 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
195,445,936 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
80.2% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

1	NAMES OF REPORTING PERSONS
JBS LUXEMBOURG S.À R.L.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
195,445,936 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
195,445,936 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
195,445,936 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
80.2% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

1	NAMES OF REPORTING PERSONS
JBS USA FOOD COMPANY HOLDINGS I.R.S. Identification No. 58-1034573

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
195,445,936 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
195,445,936 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
195,445,936 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
80.2% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

1	NAMES OF REPORTING PERSONS
JBS USA FOOD COMPANY I.R.S. Identification No. 81-0775570

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
195,445,936 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
195,445,936 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
195,445,936 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
80.2% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

1	NAMES OF REPORTING PERSONS
JBS WISCONSIN PROPERTIES, LLC I.R.S. Identification No. 39-1993214

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Wisconsin

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
195,445,936 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
195,445,936 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
195,445,936 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
80.2% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (See Item 2)

Item 1. Security and Issuer

This Amendment No. 9 (this “Amendment No. 9”) amends and supplements the Statement on Schedule 13D previously filed with the Securities and Exchange Commission (the “SEC”) on January 7, 2010, as amended on November 8, 2010, on January 3, 2012, on March 1, 2012, on March 7, 2012, on March 13, 2012, on December 28, 2015, on December 30, 2015 and on August 13, 2022 (the “Statement”), with respect to Common Stock, par value $0.01 per share (the “Common Stock”), of Pilgrim’s Pride Corporation, a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 1770 Promontory Circle, Greeley, Colorado 80634-9038. Capitalized terms used herein and not otherwise defined have the meanings assigned to such terms in the Statement. Except as otherwise provided herein, each Item of the Statement remains unchanged.

Item 2. Identity and Background

On January 22, 2022, JBS Ansembourg Holding S.à r.l. (“JBS Ansembourg”) was merged with and into JBS Petrusse Finance S.à r.l (“JBS Petrusse”), a private limited liability company, with JBS Petrusse surviving the merger as a wholly owned subsidiary of JBS USA Lux S.A. with the same principal office, business purpose and managers as JBS Ansembourg prior to the merger.  Accordingly, all references in Amendment No. 8 to the Statement to JBS Ansembourg Holding S.à r.l. and JBS Ansembourg are hereby amended and replaced with references to JBS Petrusse Finance S.à r.l. and JBS Petrusse, respectively.

Item 4. Purpose of Transaction

Item 4 of the Statement is hereby amended and supplemented by the addition of the following:

On February 17, 2022, JBS Brazil issued a material fact notice announcing that JBS Brazil had withdrawn its previously announced proposal to acquire all of the outstanding shares of Common Stock that are not owned by JBS Brazil or its subsidiaries. A copy of the material fact notice is filed as Exhibit 99.2 to Amendment No. 9, and the information set forth in the notice is incorporated by reference herein.

As previously reported, JBS Brazil and each of the other Reporting Persons intends to regularly review its investment in the Issuer.

Based on such review, as well as other factors (including those described in the final sentence of this paragraph), the Reporting Persons and/or other persons affiliated with them may, and reserve the right to, either alone or as part of a group, (a) acquire additional securities of the Issuer (including shares of Common Stock), through open market purchases, publicly or privately negotiated transactions or otherwise, (b) dispose of all or a portion of the securities of the Issuer (including shares of Common Stock) owned by it in the open market, in publicly or privately negotiated transactions, in underwritten offerings or otherwise or (c) take any other available course of action, including (i) engaging in discussions with the Issuer’s management, board of directors and shareholders and other relevant parties or (ii) encouraging, causing or seeking to cause the Issuer or such persons to consider or explore extraordinary corporate transactions involving the Issuer. Such extraordinary corporate transactions could include a merger, reorganization or take-private transaction that could result in the delisting of the Common Stock from the Nasdaq Global Select Market; acquisitions or dispositions of assets or businesses; repurchases or changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the board of directors. Any such actions the Reporting Persons might undertake may be made at any time without prior notice based on, among other things, the Reporting Persons’ evaluation of the Issuer’s business, prospects and financial condition; the market price for the Issuer’s securities; other opportunities available to the Reporting Persons; general market, industry and economic conditions; and changes in law and government regulations.

Furthermore, the Reporting Persons may, and reserve the right to, formulate plans or make other proposals that could relate to or result in any of the matters listed in Items 4(a)–(j) of Schedule 13D; modify or withdraw any such plan or proposal; or change its intentions with respect to previous plans or proposals, in each case at any time.

Item 5. Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and replaced in its entirety as follows:

(a) and (b)

The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of Amendment No. 9 and the information set forth in Item 4 of this Statement are hereby incorporated by reference in this Item 5. As a result of the ownership structure and other relationships described in Item 2 of the Statement, each of the Reporting Persons is the beneficial owner, with shared voting and dispositive power with the other Reporting Persons, of 195,445,936 shares of Common Stock, of which JBS Wisconsin is the direct beneficial owner, that were acquired in connection with the Purchase Agreement and Contribution Agreement. The percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is based on 243,675,522 shares of Common Stock outstanding as of October 27, 2021.

Except as disclosed in this Statement, none of the Reporting Persons or, to the best of the Reporting Persons’ knowledge, any of the persons listed in Schedules I through XI and XIII attached to Amendment No. 8 or Schedule XII attached to this Amendment No. 9 (collectively, the “Schedules”), beneficially owns any shares of Common Stock or has the right to acquire any shares of Common Stock.

Except as disclosed in this Statement, none of the Reporting Persons or, to the best of the Reporting Persons’ knowledge, any of the persons listed in the Schedules, presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the shares of Common Stock that they may be deemed to beneficially own.

As of the date hereof, each Reporting Person disclaims beneficial ownership of the shares reported on this Statement, except to the extent of such Reporting Person’s respective pecuniary interest therein.

(c) Except as described herein, none of the Reporting Persons or, to the best of their knowledge, any of the persons listed in the Schedules, has effected any transaction in any of the shares of Common Stock during the past 60 days.

(d) Except as described herein, to the best knowledge of the Reporting Persons, no persons other than the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares to which this Statement relates.

(e) Not Applicable.

Item 7. Material to Be Filed as Exhibits

Item 7 of the Statement is hereby amended and supplemented by the addition of the following exhibits to this Amendment No. 9:

99.1	Joint Filing Agreement, dated as of February 18, 2022, among the Reporting Persons
99.2	Material fact notice, issued February 17, 2022

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 18, 2022

JBS WISCONSIN PROPERTIES, LLC

By:	/s/ Denilson Molina
	Name:	Denilson Molina
	Title:	Officer

JBS USA FOOD COMPANY

By:	/s/ Denilson Molina
	Name:	Denilson Molina
	Title:	Officer

JBS USA FOOD COMPANY HOLDINGS

By:	/s/ Denilson Molina
	Name:	Denilson Molina
	Title:	Officer

JBS LUXEMBOURG S.À R.L.

By:	/s/ Jeremiah O’Callaghan
	Name:	Jeremiah O’Callaghan
	Title:	Manager

JBS PETRUSSE FINANCE S.À R.L.

By:	/s/ Jeremiah O’Callaghan
	Name:	Jeremiah O’Callaghan
	Title:	Manager

JBS USA LUX S.A.

By:	/s/ Jeremiah O’Callaghan
	Name:	Jeremiah O’Callaghan
	Title:	Manager

JBS USA HOLDING LUX S.À R.L.

By:	/s/ Jeremiah O’Callaghan
	Name:	Jeremiah O’Callaghan
	Title:	Manager

JBS GLOBAL MEAT HOLDINGS PTY LTD.

By:	/s/ Lucas Ebram Vilhena de Moraes
	Name:	Lucas Ebram Vilhena de Moraes
	Title:	Director

JBS HOLDING LUXEMBOURG S.À R.L.

By:	/s/ Jeremiah O’Callaghan
	Name:	Jeremiah O’Callaghan
	Title:	Manager

JBS GLOBAL LUXEMBOURG S.À R.L.

By:	/s/ Jeremiah O’Callaghan
	Name:	Jeremiah O’Callaghan
	Title:	Manager

JBS INVESTMENTS LUXEMBOURG SA

By:	/s/ Jeremiah O’Callaghan
	Name:	Jeremiah O’Callaghan
	Title:	Manager

JBS S.A.

By:	/s/ Jeremiah O’Callaghan
	Name:	Jeremiah O’Callaghan
	Title:	Officer

By:	/s/ Guilherme Perboyre Cavalcanti
	Name:	Guilherme Perboyre Cavalcanti
	Title:	Investor Relations and Chief Financial Officer

J&F INVESTIMENTOS S.A.

By:	/s/ Aguinaldo Gomes Ramos Filho
	Name:	Aguinaldo Gomes Ramos Filho
	Title:	Officer

JOESLEY MENDONÇA BATISTA

/s/ Joesley Mendonça Batista

WESLEY MENDONÇA BATISTA

/s/ Wesley Mendonça Batista

SCHEDULE XII

Name, business address and present principal occupation or employment of the directors and executive officers of

JBS S.A.

DIRECTORS Name	Citizenship	Residence or Business Address	Present Principal Occupation or Employment and Name; Principal Business and Principal Address of Organization In Which Employment Is Conducted

Jeremiah O’ Callaghan	Ireland	Avenida Marginal Direita do Tietê, 500, Bloco I, 3 andar, Vila Jaguara, postcode: 05118-100, São Paulo, SP, Brazil
Chairman and Officer of JBS S.A. Information concerning the principal business and principal address of JBS S.A., set forth in Item 2 of this Statement, is incorporated herein by reference in this Schedule XII.

José Batista Sobrinho	Brazil	Avenida Marginal Direita do Tietê, 500, Bloco I, 3 andar, Vila Jaguara, postcode: 05118-100, São Paulo, SP, Brazil
Vice-chairman of JBS S.A. Information concerning the principal business and principal address of JBS S.A., set forth in Item 2 of this Statement, is incorporated herein by reference in this Schedule XII.

Alba Pettengill	Paraguay	Torre 2 de Las Galerias, 12° andar, Assunção, Paraguay	Cattle breeder in Paraguay. Independent Member of the JBS S.A. Board of Directors.

Gelson Luiz Merisio	Brazil	Rua Jerônimo Coelho, nº 383, conjunto 906, postcode: 88010-030, Florianopolis, SC, Brazil	Business administrator in Brazil, with office at Rua Jerônimo Coelho, nº 383, conjunto 906, postcode: 88010-030, Florianopolis, SC, Brazil.

Leila Abraham Loria	Brazil	Rua Peixoto Gomide, 1418, ap. 141, Cerqueira Cesar, postcode: 01409-002, São Paulo, SP, Brazil	President of the Brazilian Institute of Corporate Governance, acting as independent director of multiple companies in Brazil.

Márcio Guedes Pereira Júnior	Brazil	Rua Gomes de Carvalho, 1069, conjunto 74, Vila Olímpia, postcode: 04547-005, São Paulo, SP, Brazil
Partner at Pangea Partners. Pangea Partners is a consulting company of financing with principal address at Rua Gomes de Carvalho, 1069, conjunto 74, Vila Olímpia, postcode: 04547-005, São Paulo, SP, Brazil.

Cledorvino Belini	Brazil	Rua Engenheiro Vicente Assunção, nº66, apt 1.002, Itapoã, postcode: 31719-090, Belo Horizonte, MG, Brazil.	Business administrator in Brazil.

Francisco Turra	Brazil	Avenida Carlos Gomes, 1.492, Conjunto 1.301, postcode: 90480-002, Porto Alegre, RS, Brazil	Independent Member of the JBS S.A. Board of Directors.

Carlos Hamilton Vasconcelos Araújo	Brazil	SQN 112, Bloco E, Apt. 306, postcode: 70762-050, Brasília, DF, Brazil.	Independent Member of the JBS S.A. Board of Directors.

EXECUTIVE OFFICERS Name	Citizenship	Residence or Business Address	Present Principal Occupation or Employment and Name; Principal Business and Principal Address of Organization In Which Employment Is Conducted

Gilberto Tomazoni	Brazil	Avenida Marginal Direita do Tietê, 500, Bloco I, 3 andar, Vila Jaguara, postcode: 05118-100, São Paulo, SP, Brazil
Chief Executive Officer of JBS S.A. Information concerning the principal business and principal address of JBS S.A., set forth in Item 2 of this Statement, is incorporated herein by reference in this Schedule XII.

Wesley Mendonça Batista Filho	Brazil	Avenida Marginal Direita do Tietê, 500, Bloco I, 3 andar, Vila Jaguara, postcode: 05118-100, São Paulo, SP, Brazil	Officer of JBS S.A. Information concerning the principal business and principal address of JBS S.A., set forth in Item 2 of this Statement, is incorporated herein by reference in this Schedule XII.

Jeremiah Alphonsus O’Callaghan	Ireland	Avenida Marginal Direita do Tietê, 500, Bloco I, 3 andar, Vila Jaguara, postcode: 05118-100, São Paulo, SP, Brazil
Chairman and Officer of JBS S.A. Information concerning the principal business and principal address of JBS S.A., set forth in Item 2 of this Statement, is incorporated herein by reference in this Schedule XII.

Guilherme Perboyre Cavalcanti	Brazil	Avenida Marginal Direita do Tietê, 500, Bloco I, 3 andar, Vila Jaguara, postcode: 05118-100, São Paulo, SP, Brazil
Investor Relations and Chief Financial Officer of JBS S.A.
Information concerning the principal business and principal address of JBS S.A., set forth in Item 2 of this Statement, is incorporated herein by reference in this Schedule XII.

Eliseo Santiago Perez Fernandez	Brazil	Avenida Marginal Direita do Tietê, 500, Bloco I, 3 andar, Vila Jaguara, postcode: 05118-100, São Paulo, SP, Brazil
Administrative and Control Officer of JBS S.A.
Information concerning the principal business and principal address of JBS S.A., set forth in Item 2 of this Statement, is incorporated herein by reference in this Schedule XII.